EXHIBIT (q)
     Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii)


                                OVERTURE OVATION!

              DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES FOR
           FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES ISSUED BY
                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                      PURSUANT TO RULE 6e-3(T)(b)(12)(iii)


This document sets forth administrative procedures followed by Ameritas Variable Life Insurance Company ("AVLIC" or the "Company") in the issuance of its flexible premium variable life insurance policy or (the "Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies.

I. PURCHASE AND ISSUANCE OF POLICIES

A. PREMIUMS AND UNDERWRITING STANDARDS

The Policy is flexible premium variable universal life insurance upon the life of an insured. The Policy pays death benefit proceeds to the Policy beneficiary upon the insured's death, or pays a Cash Surrender Value to the Owner if they surrender the Policy. We will only issue the Policy for an initial specified amount of insurance coverage of $50,000 or more.

The Policy provides flexibility regarding the timing and amount of premium payments. However, there is a minimum amount we accept both for initial and subsequent premiums. The minimum initial premium must be sufficient to purchase and cover the Policy charges for the specified amount of insurance coverage and any optional features applied for. The minimum premium is the amount of premium which, if paid monthly in advance, will keep your Policy in force for the first five Policy Years (in most states and at most ages), even if the Cash Surrender Value is zero or less. Additional Premiums must be enough to cover Policy charges. We may accept less under certain circumstances, such as when you authorize periodic withdrawals from an account you may have with a bank or other financial institution in amounts designed to cumulatively pay amounts equal to required minimum amounts. We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

B. APPLICATION AND INITIAL PREMIUM PROCESSING

Upon receipt of a completed Application, AVLIC will follow certain legally recognized insurance underwriting procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as age, health or occupation. No insured can be over age 90 on the insured's birthday prior to the Policy Date. If we received a Premium and determine that you do not meet our underwriting criteria, we will return to you an amount equal to the Premium. No interest will be paid. A Policy will not be issued until underwriting procedures have been completed.

C. PREMIUM ALLOCATION

On the Policy, the Owner may allocate the Net Premium to one or more variable investment options and/or a Fixed Account allocation. The Fixed Account provides a fixed interest rate guarantee provided by AVLIC's general account. AVLIC initially invests the portion of the Net Premium allocated to variable investment options in the Ameritas Money Market sub-account.

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

Most States give you a limited period of time within which you can cancel your Policy, usually called a "right to examine" or "free look" period. The amount we will refund if you cancel during this period varies, but will always be at least the amount required by the State whose law governs your Policy. The specific terms of your State's "free look" requirements are on the front page of your Policy.

II. TRANSFERS AMONG INVESTMENT OPTIONS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a sub-account portfolio fund advisor, a sub-account portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

Subject to restrictions during the "right to examine period", you may transfer Policy value from one sub-account to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any sub-account, subject to these rules:

Transfer Rules:
     o A transfer is considered any single request to move assets between one or more investment options.
     o We must receive notice of the transfer by either Written Notice, an authorized telephone transaction, or by Internet when available.
     o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less than $100 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
     o If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
     o The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
     o The first 15 transfers each Policy Year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of the Policy prospectus for information about how this charge is applied. This fee is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfer limit.
     o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
          -    may be made only once each Policy Year;
          -    may be delayed up to six months;
          -    is limited during any Policy Year to the greater of:
               - 25% of the Fixed account value on the date of the transfer during that Policy Year;
               - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
               -    $1,000.

We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.

If the Policy value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to the Ameritas Money Market Subaccount.

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III. "REDEMPTION" PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. FULL SURRENDER

While the insured is alive, you may terminate the Policy for its Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

Full Surrender Rules
     o We will accept a full surrender request signed by you on our form of Written Notice by mail or facsimile.
     o    The applicable Surrender Charge is described in your Policy and below.
     o Surrenders may be taxable, and a 10% federal tax penalty on gains may apply prior to the oldest or surviving insured's age 59 1/2. See the TAX MATTERS section of the Policy prospectus for more information.
     o We may defer surrender payments from the Fixed Account for up to six months from the date we receive your request.

Surrender Charge
Upon a full surrender of your Policy, we deduct a surrender charge. The initial surrender charge is measured from the date of Policy issue and is calculated based upon the issue age, sex and risk class of the insured, and the specified amount of the Policy. Because this charge may be significant upon early surrender, you should purchase a Policy only as a long-term investment. The maximum surrender charge is $48 per $1,000 of specified amount. An additional surrender charge applies to any increase in specified amount, measured from the date of the increase. The initial surrender charge applicable to an increase in specified amount is based on the age of the insured at the time of the increase.

------------------------- --------------------------- ----------------------- -------------------------
                              Percent of Initial           Policy Year           Percent of Initial
      Policy Year           Surrender Charge that         since issue or       Surrender Charge that
since issue or increase    will apply during Policy   increase in specified      will apply during
  in specified amount                Year                     amount                Policy Year
------------------------- --------------------------- ----------------------- -------------------------
------------------------- ------------- ------------- ----------------------- ------------ ------------
                           Ages 0-80     Ages 81-90                            Ages 0-80   Ages 81-90
------------------------- ------------- ------------- ----------------------- ------------ ------------
------------------------- ------------- ------------- ----------------------- ------------ ------------
           1                  100%          100%                9                 50%          50%
------------------------- ------------- ------------- ----------------------- ------------ ------------
------------------------- ------------- ------------- ----------------------- ------------ ------------
           2                  96%           96%                 10                42%          42%
------------------------- ------------- ------------- ----------------------- ------------ ------------
------------------------- ------------- ------------- ----------------------- ------------ ------------
           3                  92%           92%                 11                33%          33%
------------------------- ------------- ------------- ----------------------- ------------ ------------
------------------------- ------------- ------------- ----------------------- ------------ ------------
           4                  88%           88%                 12                25%          25%
------------------------- ------------- ------------- ----------------------- ------------ ------------
------------------------- ------------- ------------- ----------------------- ------------ ------------
           5                  83%           83%                 13                17%          17%
------------------------- ------------- ------------- ----------------------- ------------ ------------
------------------------- ------------- ------------- ----------------------- ------------ ------------
           6                  75%           75%                 14                8%           8%
------------------------- ------------- ------------- ----------------------- ------------ ------------
------------------------- ------------- ------------- ----------------------- ------------ ------------
           7                  67%           67%                15+                0%           0%
------------------------- ------------- ------------- ----------------------- ------------ ------------
------------------------- ------------- ------------- ----------------------- ------------ ------------
           8                  58%           58%
------------------------- ------------- ------------- ----------------------- ------------ ------------

B. PARTIAL WITHDRAWALS

While the insured is alive, you may withdraw part of the Policy value. The amount requested and any partial withdrawal charge will usually be deducted from the Policy value on the date we receive your request if received before 3 p.m. Central Time. If Death Benefit Option A is in effect, then the current specified amount of insurance coverage as well as Policy value will be reduced by the amount of any partial withdrawal.

If Death Benefit Option B is in effect, the Policy value will be reduced by the amount of the partial surrender, but the specified amount of insurance coverage will not change.

Partial Surrender Rules
     o We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
     o The applicable Partial Withdrawal Charge is described in your Policy and the CHARGES section of this Prospectus.
     o The minimum partial withdrawal amount is $500; the maximum is an amount such that remaining Cash Surrender Value is at least $1,000 or an amount sufficient to maintain the Policy in force for the next 12 months.

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     o    A partial withdrawal is irrevocable.
     o For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract. o Partial withdrawals will be deducted from your Policy investment options on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a withdrawal pursuant to your instructions is less than $100, the amounts will be deducted on a pro rata basis.
     o Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount. You may direct us to deduct withdrawal amounts from investment options you elect; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct withdrawals on a pro-rata basis from all Subaccounts and the Fixed Account.
     o We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
Depending upon the circumstances, a partial withdrawal may have tax consequences.

Upon a partial withdrawal from your Policy, we may deduct a Partial Withdrawal Charge that is guaranteed to never be greater than the lesser of (1) 2% of the amount withdrawn, or (2) $50; currently this charge is the lesser of (1) 2% of the amount withdrawn, or (2) $25. This fee will be deducted from the investment options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the investment options you elect) or you have not given such instructions, we will deduct this fee on a pro-rata basis from balances in all Subaccounts and the Fixed Account. Taxes and tax penalties may apply.

C. DEATH BENEFIT CLAIMS

Upon the insured's death, we will pay to the Policy beneficiary:
     - the death benefit on the insured's life under the death benefit option in effect; plus
     - any additional life insurance proceeds provided by any optional benefit or rider; minus
     -    any outstanding Policy debt; minus
     - any due and unpaid Policy charges, including deductions for the month of death.
A death benefit is payable upon:
     -    Your Policy being in force;
     -    Our receipt of Due Proof of Death of the Insured;
     -    Our receipt of sufficient beneficiary information to make the payment;
          and
     -    Your election of a payment option.

"Due Proof of Death" is generally a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

We will pay the death benefit after we receive Due Proof of Death of the insured's death and as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to a payment option to the extent allowed by applicable law and any settlement agreement in effect at the insured's death. If neither you nor the beneficiary makes a payment option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

You may choose one of two death benefit options. Option A is in effect unless you elect Option B. Under Option A, the death benefit is the greater of:
(a)  the specified amount of insurance coverage on the insured's date of death;
     or
(b) the Policy value on the date of death multiplied times the corridor percentage.
Under Option B, the death benefit is the greater of:
(a) the specified amount of insurance coverage on the date of death plus the Policy value; or
(b) the Policy value on the date of death multiplied times the corridor percentage.

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

No Maturity Date
This Policy does not have a maturity date. However, some States do not allow us to collect cost of insurance charges after the insured attains age 100. In those States, your Policy's specified amount is reduced to $1,000 upon the insured attaining age 100.

D. LAPSE, GRACE PERIOD AND POLICY REINSTATEMENT

Lapse
This Policy will lapse with no value when Policy value is not enough to cover any due but unpaid charges and, where a Policy loan exists, any loan interest due. However, this Policy will not terminate during a grace period as long as sufficient premium is paid by the end of the grace period to prevent lapse. Because Policy value can fluctuate depending upon the performance of your selected variable investment options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time. Lapse of the Policy may result in adverse tax consequences.

We guarantee the Policy will not lapse during its first five Policy Years so long as the Minimum Premium, adjusted for partial withdrawals and outstanding loan and loan interest, is paid, even if the Cash Surrender Value is not enough to pay Policy charges due. This feature may be modified or not available in all states.

If you meet the Guaranteed Death Benefit Premium requirements and the following rules, we further guarantee the Policy will not lapse during the Guaranteed Death Benefit Period (stated in your Policy's Schedule page; this period varies depending upon your age at Policy issue), even if the Cash Surrender Value is not enough to pay Policy charges due but unpaid.
     o If the Policy does lapse, the Guaranteed Death Benefit ends and is not reinstated even if the underlying Policy is reinstated after a grace period;
     o Increases in specified amount of insurance will be reflected in the Guaranteed Death Benefit Premium requirement from the effective date of the change; and
     o Policy premiums paid to date, minus partial withdrawals since the Policy Date, and minus outstanding Policy loans and loan interest charged, must meet or exceed the cumulative Guaranteed Death Benefit Premium required to date.

Grace Period
If your Policy lapses, we allow you a 61-day grace period to make a premium payment in order to continue the Policy. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, surrenders or transfers. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. If the insured dies during the grace period, we will deduct Policy charges due but not paid from the death benefit proceeds payable.

Reinstatement
If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within three years of the date of lapse. To reinstate, we must receive:
     o    Written application signed by you and the insured;
     o Evidence of the insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
     o    Premium at least equal to the greater of:
          (1) An amount sufficient to bring the Cash Surrender Value after the first Monthly Deduction to an amount greater than zero; or
          (2) Three times the current Policy Month's monthly deductions. o Reinstatement of any outstanding Policy debt.
The effective date of reinstatement will be the Policy Monthly Anniversary date on or next following the date the reinstatement is approved.

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

The specified amount of the reinstated Policy may not exceed the specified amount at the time of lapse. The Policy value on the effective date of reinstatement will equal the Policy value as of the beginning of the grace period that ended in termination of the Policy. The surrender charge at reinstatement, if any, will be based on the current Policy Year as if the Policy had never terminated.

The Policy cannot be reinstated once it has been fully surrendered.

E. DISABILITY WAIVERS

The Policy has available certain optional benefits or riders which allow waiver of certain charges and/or payment of benefits when the Insured is totally disabled. The Disability Benefit Rider provides that during periods of the insured's total disability, as defined in the Rider, we will pay benefits to the Policy Owner by paying some or all of the Policy premiums, and by waiving the Cost of Insurance Charge for this Rider. The Owner chooses the benefit level at the issue of the Rider.

G. POLICY LOANS

A Policy loan will affect Policy value and Cash Surrender Value. It may also affect the death benefit. Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences.

Regular Policy Loan. At any time after the Policy is issued, you may borrow not less than $200 and up to an amount equal to the Cash Surrender Value, minus guaranteed monthly deductions from Policy value for the rest of the Policy Year, minus interest on Policy debt including the requested loan to the next Policy anniversary. A regular Policy loan has a current net annual loan interest rate of 2%: we charge a current interest rate with a 5.5% effective annual yield (guaranteed to not exceed 6%), but we also credit an interest rate with an effective annual yield of 3.5% to any amounts in the Loan Account.

Reduced Rate Policy Loan. Available after the 10th Policy Year. Amount eligible is limited to Policy earnings (Policy value exceeding the amount of premiums paid minus any previous partial withdrawals, minus any outstanding Reduced Rate Policy Loan); but, cannot exceed the maximum available loan amount. A reduced rate Policy loan has a current net annual loan interest rate of 0%: we charge a current interest rate with a 3.5% effective annual yield (guaranteed to not exceed 4%), but we also credit an interest rate with an effective annual yield of 3.5% to any amounts in the Loan Account.

Loan Rules
     o    The Policy must be assigned to us as sole security for the loan.
     o We will accept a loan request signed by you on our form of Written Notice by mail or facsimile.
     o We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a pro rata basis, unless you instruct us otherwise. If the value of an investment option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a pro rata basis.
     o Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from only Policy investment options you designate; if that is not possible (due to insufficient value in an investment option you elect) or you have not provided such instructions, we will deduct loan interest on a pro-rata basis from balances in all Subaccounts and the Fixed Account.
     o If Policy debt exceeds Policy value minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
     o If there is a Policy loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Policy value.

H. MISSTATEMENT

If the age or sex of the insured or any person insured by a Policy rider has been misstated on the application, the Policy death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for Policy charges and the cost of such additional benefits at the insured person's correct age or sex.

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